Via Facsimile and U.S. Mail
Mail Stop 4720

November 6, 2009

Frederick J. Crawford
Executive Vice President and CFO
Lincoln National Corporation
150 N. Radnor Chester Road
Suite A305
Radnor, PA 19087

Re: Lincoln National Corporation
Form 8-K filed August 19, 2009
File No. 1-06028

Dear Mr. Crawford:

We have completed our review of your above-referenced Form 8-K and have no further comments at this time.

Sincerely,

Jeffrey Riedler
Assistant Director